Marinus Pharmaceuticals, Inc.

5 Radnor Corporate Center, Suite 500

100 Matsonford Rd
Radnor, PA 19087

July 20, 2020

VIA EDGAR

Office of Life Sciences

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Jeffrey Gabor

            Re:    Marinus Pharmaceuticals, Inc.

Registration Statement on Form S-3

Filed July 9, 2020

File No. 333-239780

Request for Acceleration of Effective Date

Ladies and Gentlemen:

On July 16, 2020, Marinus Pharmaceuticals, Inc. (the “Company”) requested acceleration of the effective date and time of the above-referenced Registration Statement on Form S-3 for Monday, July 20, 2020, at 4:00 PM, Eastern Time, or as soon as possible thereafter. The Company hereby withdraws such acceleration request until further notice.

Please feel free to direct any questions or comments concerning this request to Steve Abrams of Hogan Lovells US LLP at (267) 675-4671.

Very truly yours,

Marinus Pharmaceuticals, Inc.

/s/ Edward F. Smith
By:	Edward F. Smith
Title:	Vice President, Chief Financial Officer, Secretary and Treasurer